Exhibit 99.2

Management's discussion and analysis
("MD&A") – May 17, 2017

The following discussion and analysis is a review of the financial condition and operating results of Just Energy Group Inc. ("JE" or "Just Energy" or the "Company") for the year ended March 31, 2017. It has been prepared with all information available up to and including May 17, 2017. This analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2017. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy's corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission's website at www.sec.gov.
Company overview
Established under the laws of Canada, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. Currently operating in the United States, Canada, the United Kingdom and Germany, the Company serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy's margin or gross profit is derived from the difference between the commodity sale price to its customers and the related purchase price from its suppliers. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.
For a more detailed description of Just Energy's business operations, refer to the "Operations overview" section on page 5 of this MD&A.
Forward-looking information
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels is included in the Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission's website at www.sec.gov.

1.

Key terms

"5.75% convertible debentures" refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, issued in September 2011. The convertible debentures have a maturity date of September 30, 2018. See "Debt and financing for operations" on page 23 for further details.

"6.0% convertible debentures" refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC. Just Energy completed the early redemption of the 6.0% convertible debentures in fiscal 2017. See "Debt and financing for operations" on page 23 for further details.
"6.5% convertible bonds" refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy's outstanding $90 million convertible debentures and pay down Just Energy's line of credit. See "Debt and financing for operations" on page 23 for further details.
"6.75% convertible debentures" refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy's outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See "Debt and financing for operations" on page 23 for further details.
"Preferred shares" refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price when, as and if, declared by our Board of Directors.
"Attrition" means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.
"Customer" does not refer to an individual customer but instead to an RCE (see key term below).
"Failed to renew" means customers who did not renew expiring contracts at the end of their term.
"Gross margin per RCE" refers to the energy gross margin realized on Just Energy's customer base, including gains/losses from the sale of excess commodity supply.
"LDC" means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.
"RCE" means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.
Non-IFRS financial measures
Just Energy's consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.
EBITDA
"EBITDA" refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the operational profitability of the business.
BASE EBITDA
"Base EBITDA" refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments as well as reflecting an adjustment for share-based compensation and non-controlling interest. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

2.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded them from the Base EBITDA calculation.
FUNDS FROM OPERATIONS ("FFO")
"Funds from Operations" refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.
BASE FUNDS FROM OPERATIONS ("BASE FFO")
"Base Funds from Operations" refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.
BASE FUNDS FROM OPERATIONS PAYOUT RATIO
The payout ratio for Base Funds from Operations means dividends declared and paid as a percentage of Base Funds from Operations.
EMBEDDED GROSS MARGIN
"Embedded gross margin" is a rolling five-year measure of management's estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.
Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

3.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase		% increase
	Fiscal 2017	(decrease)	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$3,757,054	(8)%	$4,105,860	5%	$3,895,940
Gross margin	695,971	(1)%	702,288	17%	600,069
Administrative expenses	168,433	(1)%	170,330	10%	154,222
Selling and marketing expenses	226,308	(12)%	257,349	14%	225,243
Finance costs (net of non-cash finance charges)	54,879	(4)%	57,069	(2)%	58,071
Profit (loss) from continuing operations	470,883	NMF [3]	82,494	NMF [3]	(576,377)
Profit from discontinued operations	-	NMF [3]	-	NMF [3]	132,673
Profit (loss)[1]	470,883	NMF [3]	82,494	NMF [3]	(443,704)
Profit (loss) per share available to shareholders - basic	3.02		0.44		(4.01)
Profit (loss) per share available to shareholders - diluted	2.42		0.43		(4.01)
Dividends/distributions	76,751	3%	74,792	(14)%	86,723
Base EBITDA[2]	224,499	8%	207,629	15%	180,426
Base Funds from Operations[2]	127,758	(8)%	138,199	49%	92,472
Payout ratio on Base Funds from Operations[2]	60%		54%		94%
Embedded gross margin[2]	1,757,000	(8)%	1,917,600	2%	1,874,900
Total customers (RCEs)	4,202,000	(7)%	4,520,000	(4)%	4,686,000
1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See "Non-IFRS financial measures" on page 2.
3 Not a meaningful figure.

For the year ended March 31, 2017, gross margin was $696.0 million, 1% lower than the prior year, and Base EBITDA amounted to $224.5 million, 8% higher than fiscal 2016. The Company's reported Base EBITDA for the year ended March 31, 2017 includes $29.2 million of prepaid commission expenses, an increase from $17.9 million included in the prior year. Excluding this incremental $11.3 million of selling expense, Base EBITDA increased by 14% to $235.8 million in comparison to $207.6 million reported for the year ended March 31, 2016. This $28.2 million improvement in Base EBITDA was driven by operational performance led by the margin improvement initiative for new customers signed but offset by a $0.9 million negative impact from foreign exchange. The Company's financial highlights for the year ended March 31, 2017 are shown on the next page.

4.

FY2017 Base EBITDA
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
(millions)
$207.6
($11.3)
($0.9)
$29.1
$224.5
FY 2016 Base EBITDA
Prepaid commission expense
Stronger Canadian dollar
Performance
FY 2017 Base EBITDA

Operations overview
CONSUMER DIVISION
The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through online marketing, door-to-door marketing as well as other newly implemented channels such as retail and affinity. Consumer customers make up 43% of Just Energy's customer base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division's sales channels also offer these products.
Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a bundled product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. ("ecobee"), a company in which Just Energy holds a 10% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include air filters, LED light bulbs and residential sprinkler systems.
COMMERCIAL DIVISION
Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 57% of Just Energy's customer base. Products offered to Commercial customers can range from standard fixed-price offerings to "one off" offerings, which are tailored to meet the customer's specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.
ABOUT THE ENERGY MARKETS
NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

5.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy's realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan
The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in accrued gas payables. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the United Kingdom and Germany
The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

Just Energy services various territories in Canada, the U.S., the U.K. and Germany with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.
Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with an expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.
The Company's ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy's gross margin depending upon market conditions at the time of balancing.

6.

JUSTGREEN
Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.
JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Via power purchase agreements and renewable energy certificates, JustGreen's electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.
The Company currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 87% of their consumption as green supply. For comparison, as reported for the year ended March 31, 2016, 34% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 91% of their consumption. As of March 31, 2017, JustGreen now makes up 10% of the Consumer gas portfolio, compared with 12% a year ago. JustGreen makes up 16% of the Consumer electricity portfolio, compared to 21% a year ago.

EBITDA
For the years ended March 31
(thousands of dollars)
	Fiscal 2017	Fiscal 2016	Fiscal 2015
Reconciliation to consolidated statements of income (loss)
Profit (loss) for the year	$470,883	$82,494	$(576,377)
Add (subtract):
Finance costs	78,077	72,540	73,680
Provision for (recovery of) income taxes	43,231	(318)	(28,889)
Amortization	25,494	42,652	76,040
EBITDA	$617,685	$197,368	$(455,546)
Add (subtract):
Change in fair value of derivative instruments and other	(374,791)	22,803	635,204
Share-based compensation	6,076	5,348	7,120
Profit attributable to non-controlling interest	(24,471)	(17,890)	(6,352)
Base EBITDA	$224,499	$207,629	$180,426

Gross margin per consolidated financial statements	$695,971	$702,288	$600,069
Add (subtract):
Administrative expenses	(168,433)	(170,330)	(154,222)
Selling and marketing expenses	(226,308)	(257,349)	(225,243)
Bad debt expense	(56,041)	(68,531)	(62,077)
Amortization included in cost of sales/selling and marketing expenses	2,974	21,983	30,647
Other income (expenses)	807	(2,542)	(2,396)
Profit attributable to non-controlling interest	(24,471)	(17,890)	(6,352)
Base EBITDA	$224,499	$207,629	$180,426

7.

Base EBITDA amounted to $224.5 million for the year ended March 31, 2017, an increase of 8% from $207.6 million in the prior year. Management had provided guidance of $223 million to $233 million of Base EBITDA for fiscal 2017. The result for fiscal 2017 includes the absorption of $11.3 million in additional deductions related to Commercial customer acquisition costs. The exclusion of this additional expense would have resulted in Base EBITDA growth of 14% for the year ended March 31, 2017, primarily as a result of operational improvements, including strong gross margin contribution from the U.S. Commercial markets.

Sales decreased by 8% for the year ended March 31, 2017. The Consumer and Commercial divisions' sales decreased by 4% and 13%, respectively, due to the 7% decrease in customer base and the decrease associated with foreign currency translation. Gross margin was down 1% and of this $6.3 million decrease in the year, the impact from foreign currency translation was $10.7 million with an offset from margin improvement initiatives of $4.4 million.
Administrative expenses decreased by 1% from $170.3 million to $168.4 million. The decrease over the prior year resulted from lower employee-related costs and a decrease in legal provision accruals.
Selling and marketing expenses for the year ended March 31, 2017 were $226.3 million, a 12% decrease from $257.3 million reported in the prior year. The decrease in selling and marketing expenses is due to lower commission costs associated with lower gross customer additions, as well as decreased residual commission expenses.
Bad debt expense was $56.0 million for the year ended March 31, 2017, a decrease of 18% from $68.5 million recorded for the prior year, resulting from fewer write-offs in the Consumer operations in Texas as well as the decrease in sales. For the year ended March 31, 2017, the bad debt expense of $56.0 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.3% of revenue reported for the year ended March 31, 2016, both of which are within management's target range of 2% to 3%.
For more information on the changes in the results from operations, please refer to "Gross margin" on page 18 and "Administrative expenses", "Selling and marketing expenses", "Bad debt expense" and "Finance costs", which are further explained on pages 19 through 20.
For comparative purposes, the table includes the results for the year ended March 31, 2016 and 2015. For the year ended March 31, 2016, gross margin was $702.3 million, an increase of 17% over $600.1 million reported in fiscal 2015, primarily due to higher realized margins per customer  and the positive foreign exchange impact on gross margin earned in the U.S. markets compared with fiscal 2015. In fiscal 2016, administrative, selling and marketing, and bad debt expenses amount to $170.3 million, $257.3 million and $68.5 million respectively, an increase of 10%, 14% and 10%, respectively. For fiscal 2016, Base EBITDA amounted to $207.6 million, an increase of 15% from $180.4 million in fiscal 2015, reflecting higher gross margin and operating economies of scale within the Company's cost structure.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)
			2017 vs.		2016 vs.
			2016		2015
	Fiscal 2017	Fiscal 2016	variance	Fiscal 2015	variance
Energy marketing	$1,757.0	$1,917.6	(8)%	$1,874.9	2%

Management's estimate of the future embedded gross margin within its customer contracts amounted to $1,757.0 million as of March 31, 2017, a decrease of 8% compared to the embedded gross margin as of March 31, 2016. This decrease is a result of the 7% decrease in customer base year over year.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

8.

In fiscal 2016, the embedded gross margin for energy marketing increased 2% to $1,917.6 million due to higher margins earned on customers signed in fiscal 2016 as well as the foreign currency impact of the weaker Canadian dollar.

Funds from Operations
For the years ended March 31
(thousands of dollars)
	Fiscal 2017	Fiscal 2016	Fiscal 2015
Cash inflow from operations	$150,451	$187,106	$96,212
Add (subtract):
Changes in non-cash working capital	22,756	(18,710)	44,458
Cash flows used in operating activities of discontinued operations	-	-	(20,902)
Profit attributable to non-controlling interest	(24,471)	(17,890)	(6,352)
Tax adjustment	(7,283)	708	(2,845)
Funds from Operations	$141,453	$151,214	$110,571
Less: Maintenance capital expenditures	(13,695)	(13,015)	(18,099)
Base Funds from Operations	$127,758	$138,199	$92,472

Gross margin from consolidated financial statements	$695,971	$702,288	$600,069
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(681)	14,895	(2,698)
Administrative expenses	(168,433)	(170,330)	(154,222)
Selling and marketing expenses	(226,308)	(257,349)	(225,243)
Bad debt expense	(56,041)	(68,531)	(62,077)
Current income tax expense	(27,123)	(13,890)	(8,859)
Amortization included in cost of sales/selling and marketing expenses	2,974	21,983	30,647
Other income (expenses)	807	(2,542)	(2,396)
Financing charges, non-cash	23,198	15,471	15,609
Finance costs	(78,077)	(72,540)	(73,680)
Other non-cash adjustments	(24,834)	(18,241)	(6,579)
Funds from Operations	$141,453	$151,214	$110,571
Less: Maintenance capital expenditures	(13,695)	(13,015)	(18,099)
Base Funds from Operations	$127,758	$138,199	$92,472
Base Funds from Operations payout ratio	60%	54%	94%
Dividends/distributions
Dividends	$75,374	$73,449	$84,945
Distributions for share-based awards	1,377	1,343	1,778
Total dividends/distributions	$76,751	$74,792	$86,723

Base FFO for the year ended March 31, 2017 was $127.8 million, a decrease of 8% compared with Base FFO of $138.2 million for the prior year. Base FFO decreased although Base EBITDA increased due to higher current income taxes resulting from increased taxable income in Canada and the U.K. coupled with full utilization of loss carryforwards in prior years and an additional one-time finance cost of $2.9 million related to the repayment of the senior unsecured notes.

9.

Dividends and distributions for the year ended March 31, 2017 were $76.8 million, an increase of 3% from fiscal 2016 reflecting the initiation of dividend payments to preferred shareholders following the issuance of preferred shares in February 2017 in the amount of $1.7 million. The payout ratio on Base Funds from Operations was 60% for the year ended March 31, 2017, compared to 54% reported in fiscal 2016, primarily resulting from the lower Base FFO described above.
Selected consolidated financial data from continuing operations

For the years ended March 31
(thousands of dollars, except per share amounts)

Statement of operations
	Fiscal 2017	Fiscal 2016	Fiscal 2015
Sales	$3,757,054	$4,105,860	$3,895,940
Gross margin	695,971	702,288	600,069
Profit (loss) from continuing operations	470,883	82,494	(576,377)
Profit (loss) from continuing operations per share - basic	3.02	0.44	(4.01)
Profit (loss) from continuing operations per share - diluted	2.42	0.43	(4.01)

Balance sheet data
As at March 31
	Fiscal 2017	Fiscal 2016	Fiscal 2015
Total assets	$1,237,955	$1,299,789	$1,298,441
Long-term liabilities	679,645	954,672	981,962

2017 COMPARED WITH 2016
Sales decreased by 8% to $3,757.1 million in fiscal 2017, compared with $4,105.9 million in the prior fiscal year. The decrease is primarily a result of the 7% decrease in customer base.
For the year ended March 31, 2017, gross margin decreased by 1% to $696.0 million from $702.3 million reported in fiscal 2016 of which foreign currency translation (primarily from the weaker British pound) accounted for a decrease of $10.7 million, offset by a $4.4 million increase from margin improvement initiatives. Gross margin for the Consumer division decreased to $512.9 million, down 5%, while gross margin for the Commercial division increased by 12% to $183.1 million.
The profit for fiscal 2017 amounted to $470.9 million, compared to $82.5 million in fiscal 2016. The profit increased as a result of stronger operational results in fiscal 2017 as well as the year over year increase in the change in fair value of the derivative instruments and other on the Company's supply portfolio, which resulted in a gain of $374.8 million, compared with a loss of $22.8 million in fiscal 2016. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and FFO as the better measures of operating performance.
Total assets decreased by 5% to $1,238.0 million in fiscal 2017 primarily as a result of lower impact from foreign exchange on U.K.-based assets. Total long-term liabilities as of March 31, 2017 were $679.6 million, representing a 29% decrease over fiscal 2016. The decrease in total long-term liabilities is primarily a result of the early redemption of the 6.0% convertible debentures with a book value of $311.0 million as at March 31, 2016 and the repayment of the remaining $80 million on the senior unsecured notes, offset by the issuance of the 6.75% convertible debentures with a book value of $145.6 million and a withdrawal of $68.3 million on the credit facility.

10.

2016 COMPARED WITH 2015
Sales increased by 5% to $4,105.9 million in fiscal 2016, compared with $3,895.9 million in the prior fiscal year. The increase is primarily a result of the currency impact of converting U.S. dollar denominated sales into Canadian dollars.
For the year ended March 31, 2016, gross margin increased by 17% to $702.3 million from $600.1 million reported in fiscal 2015 as a result of higher realized margin per customer in fiscal 2016 due to more disciplined pricing performance and the positive foreign exchange impact on gross margin earned in U.S. markets. Gross margin increased by $68.3 million over the prior year as a result of the weaker Canadian dollar, with the remaining $33.9 million of additional gross margin resulting from operational improvements. Gross margin for the Consumer division increased to $538.6 million, up 20%, while gross margin for the Commercial division increased by 9% to $163.6 million.
The profit from continuing operations for fiscal 2016 amounted to $82.5 million, compared to a loss of $576.4 million in fiscal 2015. The profit from continuing operations increased as a result of stronger operational results in fiscal 2016. The increase year over year is further attributable to the change in fair value of the derivative instruments on the Company's supply portfolio, which resulted in a loss of $22.8 million in fiscal 2016 compared with a loss of $635.2 million in fiscal 2015. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and Base FFO as the better measures of operating performance.
Total assets for fiscal 2016 were $1,299.8 million, in line with fiscal 2015. Total long-term liabilities as of March 31, 2016 were $954.7 million, representing a 3% decrease over fiscal 2015. The decrease in total long-term liabilities is primarily a result of the use of cash flow to reduce long-term debt, with $7.0 million of convertible debentures purchased and retired in fiscal 2016 along with the repayment of $25.0 million of senior unsecured notes, both of which were partially offset by the growth in valuation of the Eurobond due to the weakening of the Canadian currency.

Summary of quarterly results for operations
(thousands of dollars, except per share amounts)
	Q4	Q3	Q2	Q1
	Fiscal 2017	Fiscal 2017	Fiscal 2017	Fiscal 2017
Sales	$947,281	$918,536	$992,828	$898,409
Gross margin	175,412	174,353	183,534	162,672
Administrative expenses	32,448	44,567	46,717	44,701
Selling and marketing expenses	53,727	55,337	59,454	57,790
Finance costs	16,745	25,477	17,882	17,973
Profit (loss) for the period	(38,220)	188,041	(161,608)	482,671
Profit (loss) for the period per share – basic	(0.30)	1.22	(1.13)	3.24
Profit (loss) for the period per share – diluted	(0.30)	0.98	(1.13)	2.51
Dividends/distributions paid	20,344	18,800	18,814	18,793
Base EBITDA	75,018	51,489	56,851	41,141
Base Funds from Operations	28,588	20,940	52,561	25,669
Payout ratio on Base Funds from Operations	71%	90%	36%	73%

11.

	Q4	Q3	Q2	Q1
	Fiscal 2016	Fiscal 2016	Fiscal 2016	Fiscal 2016
Sales	$1,075,880	$1,009,709	$1,087,256	$933,015
Gross margin	204,289	179,937	167,155	150,907
Administrative expenses	49,504	42,934	40,294	37,598
Selling and marketing expenses	62,259	67,061	65,248	62,781
Finance costs	20,312	17,731	17,641	16,856
Profit (loss) for the period	30,893	10,188	(88,258)	129,671
Profit (loss) for the period per share – basic	0.16	0.04	(0.62)	0.87
Profit (loss) for the period per share – diluted	0.14	0.04	(0.62)	0.71
Dividends/distributions paid	18,730	18,662	18,701	18,699
Base EBITDA	67,345	55,724	45,685	38,875
Base Funds from Operations	43,822	26,783	37,775	29,818
Payout ratio on Base Funds from Operations	43%	70%	50%	63%

Just Energy's results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 79% and 21%, respectively, of the customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Fourth quarter financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$947,281	(12)%	$1,075,880
Gross margin	175,412	(14)%	204,289
Administrative expenses	32,448	(34)%	49,504
Selling and marketing expenses	53,727	(14)%	62,259
Finance costs (net of non-cash finance charges)	12,279	(25)%	16,436
Profit (loss)[1]	(38,220)	NMF[3]	30,893
Profit (loss) per share available to shareholders - basic	(0.30)		0.16
Profit (loss) per share available to shareholders - diluted	(0.30)		0.14
Dividends/distributions	20,344	9%	18,730
Base EBITDA[2]	75,018	11%	67,345
Base Funds from Operations[2]	28,588	(35)%	43,822
Payout ratio on Base Funds from Operations[2]	71%		43%
Total gross customer (RCE) additions	228,000	(10)%	253,000
Total net customer (RCE) additions	(25,000)	47%	(47,000)
1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See "Non-IFRS financial measures" on page 2.
3 Not a meaningful figure.

For the three months ended March 31, 2017, gross margin was $175.4 million, 14% lower than the prior comparable quarter, and Base EBITDA amounted to $75.0 million, an increase of 11% compared to fiscal 2016. The decrease in gross margin is primarily attributable to the decline in the Consumer gas division's gross margin, partially offset by improvements in the Commercial division's gross margin. The increase in Base EBITDA is a result of a 34% decrease in administrative expenses due to lower employee related expenses, legal provisions, and impact from foreign currency translation. The Company's reported Base EBITDA for the three months ended March 31, 2017 also includes $5.3 million of prepaid commission expenses, a decrease from $7.4 million included in the prior comparable quarter. This $5.6 million improvement in Base EBITDA was driven by operational performance of $6.3 million with an offset of $0.7 million from the negative foreign exchange impact. The Company's financial highlights for the three months ended March 31, 2017 are shown below.

12.

FY2017 Q4 Base EBITDA
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
(millions)
$67.3
$2.1
($0.7)
$6.3
$75.0
FY 2016 Q4 Base EBITDA
Prepaid commission expense
Stronger Canadian dollar
Performance
FY 2017 Q4 Base EBITDA

Fourth quarter gross margin per RCE
	Q4 Fiscal	Number of	Q4 Fiscal	Number of
	2017	customers	2016	customers

Consumer customers added and renewed	$192	237,000	$217	212,000
Consumer customers lost	196	127,000	211	136,000
Commercial customers added and renewed	88	208,000	90	259,000
Commercial customers lost	83	126,000	69	159,000

For the three months ended March 31, 2017, the average gross margin per RCE for the customers added and renewed by the Consumer division was $192/RCE, compared with $217/RCE in the prior comparable quarter. The decrease in average gross margin per RCE for Consumer customers added and renewed in the quarter is a result of a higher proportion of customer additions in the U.K. signed under 12-month contracts from the switching sites at lower gross margin target. This was primarily the result of the "Big Six" energy retailers in the U.K. increasing their prices which made the Company's 12-month product much more attractive. While these 12-month contracts carry lower gross margins than the Company's longer term products, the majority of these customers also selected electronic billing and electronic payment which lowers the Company's costs to serve and improves its cash flow. The average gross margin per RCE for the Consumer customers lost during the three months ended March 31, 2017 was $196/RCE, compared with $211/RCE in the fourth quarter of fiscal 2016. The decrease in gross margin on customers lost is a result of continued efforts to focus on higher margin segments while those with traditionally low margins are allowed to expire.

For the Commercial division, the average gross margin per RCE for the customers signed during the quarter ended March 31, 2017 was $88/RCE, compared to $90/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended March 31, 2017 were at an average gross margin of $83/RCE, an increase from $69/RCE reported in the prior comparable quarter due to the customers being added at higher margins in recent periods. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

13.

Analysis of the fourth quarter

Sales decreased by 12% to $947.3 million for the three months ended March 31, 2017 from $1,075.9 million recorded in the fourth quarter of fiscal 2016, reflecting the 8% decrease in customer base of the Consumer gas division and lower impact from foreign currency translation, offset by improvements in the Commercial division's customer base.

Gross margin was $175.4 million, a decrease of 14% from the prior comparable quarter. The decrease of $21.3 million is attributable to the decline in the Consumer gas division's customer base and a $9.6 million decrease from the impact of foreign currency, partially offset by gross margin improvement initiatives in the Commercial division.
Administrative expenses for the three months ended March 31, 2017 decreased by 34% from $49.5 million to $32.4 million as a result of lower employee related expenses, a decrease in legal provisions, and impact from foreign currency translation.
Selling and marketing expenses for the three months ended March 31, 2017 were $53.7 million, a 14% decrease from $62.3 million reported in the prior comparable quarter. This decrease is largely attributable to lower commission expense due to a reduction in gross customer additions in the current quarter, as well as a decrease in residual commission costs.
Total finance costs for the three months ended March 31, 2017 amounted to $16.7 million, a decrease of 18% from $20.3 million reported for the three months ended March 31, 2016. The lower finance costs was a result of the 25% decrease in long-term debt.
The change in fair value of derivative instruments and other resulted in a non-cash loss of $99.5 million for the three months ended March 31, 2017, compared to a non-cash loss of $27.0 million in the prior comparative quarter, as market prices relative to Just Energy's future electricity supply contracts decreased by an average of $1.42/MWh, while future gas contracts decreased by an average of $0.11/GJ. The loss for the three months ended March 31, 2017 was $38.2 million, representing a loss per share of $0.30 on a basic and diluted basis. For the prior comparable quarter, the profit was $30.9 million, representing a gain per share of $0.16 on a basic and $0.14 on a diluted basis. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.
Base EBITDA was $75.0 million for the three months ended March 31, 2017, an increase of 11% compared to fiscal 2016. The Company's reported Base EBITDA for the fourth quarter of fiscal 2017 includes $2.1 million less prepaid commission expenses as well as a net decrease of $0.7 million resulting from the impact of foreign currency translation.
Base FFO was $28.6 million for the fourth quarter of fiscal 2017, down 35% compared to $43.8 million in the prior comparable quarter as a result of higher income taxes from the exhaustion of non-capital loss carryforward in both Canada and the U.K.
Dividends/distributions paid were $20.3 million, an increase of 9% compared to $18.7 million paid in fiscal 2016 as a result of the first quarter of dividends paid to preferred shareholders, which amounted to $1.7 million. The payout ratio for the quarter ended March 31, 2017 was 71%, compared with 43% in the prior comparable quarter.
While the gross customer additions for the three months ended March 31, 2017 decreased 10% to 228,000 from a year ago, the net Consumer customer additions for the quarter increased 47% to negative 25,000, compared to negative 47,000 recorded in the prior comparable quarter. The increase in the net customer additions was a result of strong customer additions in the U.K. market.

14.

Segmented Base EBITDA[1]
For the years ended March 31
(thousands of dollars)
		Fiscal 2017
	Consumer	Commercial
	division	division	Consolidated
Sales	$2,083,833	$1,673,221	$3,757,054
Cost of sales	(1,570,914)	(1,490,169)	(3,061,083)
Gross margin	512,919	183,052	695,971
Add (subtract):
Administrative expenses	(129,882)	(38,551)	(168,433)
Selling and marketing expenses	(142,883)	(83,425)	(226,308)
Bad debt expense	(46,312)	(9,729)	(56,041)
Amortization included in cost of sales	2,974	-	2,974
Other income (expenses)	1,074	(267)	807
Profit attributable to non-controlling interest	(24,471)	-	(24,471)
Base EBITDA from operations	$173,419	$51,080	$224,499

		Fiscal 2016
	Consumer	Commercial
	division	division	Consolidated
Sales	$2,177,538	$1,928,322	$4,105,860
Cost of sales	(1,638,892)	(1,764,680)	(3,403,572)
Gross margin	538,646	163,642	702,288
Add (subtract):
Administrative expenses	(130,253)	(40,077)	(170,330)
Selling and marketing expenses	(163,153)	(94,196)	(257,349)
Bad debt expense	(59,689)	(8,842)	(68,531)
Amortization included in cost of sales/selling and marketing expenses	2,543	19,440	21,983
Other expenses	(1,853)	(689)	(2,542)
Profit attributable to non-controlling interest	(17,890)	-	(17,890)
Base EBITDA from operations	$168,351	$39,278	$207,629
1The segment definitions are provided on page 5.

Consumer Energy contributed $173.4 million to Base EBITDA for the year ended March 31, 2017, an increase of 3% from $168.4 million in fiscal 2016. Consumer gross margin decreased 5% as a result of decreased margins from lower consumption reflecting the 5% decrease in the customer base. Consumer administrative costs were consistent with the administrative expenses recorded in fiscal 2016. Consumer selling and marketing expenses were down by 12% due to lower commissions due to lower gross customer additions.

Commercial Energy contributed $51.1 million to Base EBITDA, an increase of 30% from the year ended March 31, 2016, when the segment contributed $39.3 million.  The increase in gross margin was offset by higher operating expenses, particularly as a result of the additional $11.3 million of selling and marketing expenses related to the change in classification of prepaid expenses effective fiscal 2016. Excluding the incremental $11.3 million in additional selling costs, Commercial Base EBITDA for the year ended March 31, 2017 would have increased by 59% to $62.4 million as a result of the Company's operational improvement initiatives. The Commercial administrative costs were down 4% in fiscal 2017 due to higher costs required to support customer growth in the U.K., international expansion as well as efforts relating to new strategic initiatives.

15.

Customer aggregation
	April 1,			Failed to	March 31,	% increase
	2016 [1]	Additions	Attrition	renew	2017	(decrease)
Consumer Energy
Gas	661,000	120,000	(131,000)	(39,000)	611,000	(8)%
Electricity	1,234,000	335,000	(263,000)	(120,000)	1,186,000	(4)%
Total Consumer RCEs	1,895,000	455,000	(394,000)	(159,000)	1,797,000	(5)%
Commercial Energy
Gas	251,000	54,000	(22,000)	(22,000)	261,000	4%
Electricity	2,374,000	330,000	(168,000)	(392,000)	2,144,000	(10)%
Total Commercial RCEs	2,625,000	384,000	(190,000)	(414,000)	2,405,000	(8)%
Total RCEs	4,520,000	839,000	(584,000)	(573,000)	4,202,000	(7)%
[1]The balance as at April 1, 2016 has been adjusted for customers who have either grown above 15 RCEs (becoming a Commercial customer) or have fallen below 15 RCEs (becoming a Consumer customer) during the fiscal year 2016.  At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer and Commercial divisions as a result of the increases or decreases in the annual consumption.

Gross customer additions for the year ended March 31, 2017 were 839,000, a decrease of 28% compared to 1,158,000 customers added in fiscal 2016. The customer additions were lower in the current year due to low and stable commodity prices creating more competitive pricing across all markets and fewer customers switching between providers.
Consumer customer additions amounted to 455,000 for the year ended March 31, 2017, a 13% decrease from 523,000 gross customer additions recorded in the prior year. As commodity prices were lower and therefore more competitive across all markets, customer additions decreased. As of March 31, 2017, the U.S., Canadian and U.K. segments accounted for 65%, 24% and 11% of the Consumer customer base, respectively.
Commercial customer additions were 384,000 for the year ended March 31, 2017, a 40% decrease from 635,000 gross customer additions in the prior year as a result of competitiveness in pricing and a more disciplined pricing strategy. Just Energy remains focused on increasing the gross margin per customer added for Commercial customers and, as a result, has been more selective in the margin added per customer. As of March 31, 2017, the U.S., Canadian and U.K. segments accounted for 74%, 19% and 7% of the Commercial customer base, respectively.
Net additions were a negative 318,000 for fiscal 2017, compared with a negative 166,000 net customer additions in fiscal 2016, primarily as a result of the lower customer additions in North America, partially offset by improvements in the attrition and renewal rates. Just Energy continues to actively focus on improving retained customers' profitability rather than pursuing low margin growth.
In addition to the customers referenced in the above table, the Consumer customer base also includes 55,000 smart thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Ontario, Alberta and Texas. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of the energy management solutions is a key driver of continued growth for Just Energy with additional product offerings contributing to lower attrition rates.
For the year ended March 31, 2017, 39% of the total Consumer and Commercial customer additions were generated from commercial brokers, 34% through online and other non-door-to-door sales channels and 27% from door-to-door sales. In the prior year, 52% of customer additions were generated from commercial brokers, 28% from online and other sales channels and 20% using door-to-door sales.
The U.K. operations increased their customer base by 14% to 350,000 RCEs over the past year with strong growth in its Consumer customer base. As of March 31, 2017, the U.S., Canadian and U.K. segments accounted for 71%, 21% and 8% of the customer base, respectively. At March 31, 2016, the U.S., Canadian and U.K. segments represented 71%, 22% and 7% of the customer base, respectively.

16.

ATTRITION
	Fiscal 2017	Fiscal 2016

Consumer	24%	26%
Commercial	7%	9%
Total attrition	15%	16%

The combined attrition rate for Just Energy was 15% for the year ended March 31, 2017, a decrease of one percentage point from the 16% reported in the prior year. Both the Consumer and Commercial attrition rates decreased two percentage points to 24% and 7%, respectively, from a year ago. Both decreases are a result of Just Energy's focus on becoming the customers' "trusted advisor" and providing a variety of energy management solutions to its customer base to drive customer loyalty.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions. The goal is to resolve all complaints registered within five days of receipt. Our corporate target is to have an outstanding complaint rate of less than 0.05% of customers at any time. As of March 31, 2017, the total outstanding rate was 0.01%.

RENEWALS
	Fiscal 2017	Fiscal 2016

Consumer	79%	74%
Commercial	56%	57%
Total renewals	65%	62%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 65% for the year ended March 31, 2017, up three percentage points from the renewal rate of 62% reported as of March 31, 2016. The Consumer renewal rate increased by five percentage points, while the Commercial renewal rate decreased by one percentage point to 56%. The decline in Commercial renewal rates reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy's focus on improving retained customers' profitability rather than pursuing low margin growth.

ENERGY CONTRACT RENEWALS
This table shows the customers up for renewal in the following fiscal years:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
2018	24%	39%	40%	48%
2019	25%	29%	25%	25%
2020	24%	16%	18%	15%
Beyond 2020	27%	16%	17%	12%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 615,000 RCEs, are excluded from the table above.

17.

Gross margin
For the years ended March 31
(thousands of dollars)
	Fiscal 2017			Fiscal 2016
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$161,622	$29,976	$191,598	$172,582	$31,632	$204,214
Electricity	351,297	153,076	504,373	366,064	132,010	498,074
	$512,919	$183,052	$695,971	$538,646	$163,642	$702,288
Increase (decrease)	(5)%	12%	(1)%

CONSUMER ENERGY

Gross margin for the year ended March 31, 2017 for the Consumer division was $512.9 million, a decrease of 5% from $538.6 million recorded in fiscal 2016. Gas and electricity gross margins decreased by 6% and 4%, respectively, primarily as a result of the decrease in customer base.
Average realized gross margin for the Consumer division for the year ended March 31, 2017 was $265/RCE, representing a 9% increase from $243/RCE reported in the prior year. The increase is largely due to margin improvement initiative over the past few years. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $161.6 million for the year ended March 31, 2017, a decrease of 6% from $172.6 million recorded in the prior year. The change is primarily a result of the 8% decrease in customer base in North America, offset by an increase from margin improvement initiatives.

Electricity
Gross margin from electricity customers in the Consumer division was $351.3 million for the year ended March 31, 2017, a decrease of 4% from $366.1 million recorded in fiscal 2016. The decrease in gross margin in fiscal 2017 is a result of the 4% decrease in the customer base in North America.
COMMERCIAL ENERGY

Gross margin for the Commercial division was $183.1 million for the year ended March 31, 2017, an increase of 12% from $163.6 million recorded in the prior year. Gas gross margin decreased by 5%, while the electricity gross margin increased by 16%. The overall growth in margin was due to operational improvements in place to increase the margin for new customers added.
Average realized gross margin for the year ended March 31, 2017 was $89/RCE, an increase of 24% from $72/RCE. The GM/RCE value includes an appropriate allowance for bad debt expense in various bad debt markets across North America.

Gas

Gas gross margin for the Commercial division was $30.0 million, a decrease of 5% from $31.6 million recorded in fiscal 2016 due to competitive pricing pressures in certain U.S. gas markets.

Electricity

Electricity gross margin for the Commercial division was $153.1 million, an increase of 16% from $132.0 million recorded in the prior year. The increase in gross margin is a result of increased profitability on new customers, lower balancing charges in the U.S. markets and lower capacity costs.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the year. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals, including both brown commodities and JustGreen supply.

18.

Annual gross margin per RCE
	Fiscal	Number of	Fiscal	Number of
	2017	customers	2016	customers

Consumer customers added and renewed	$207	881,000	$207	888,000
Consumer customers lost	197	552,000	196	592,000
Commercial customers added and renewed	84	867,000	84	1,202,000
Commercial customers lost	79	605,000	66	732,000

For the year ended March 31, 2017, the average gross margin per RCE for the customers added and renewed by the Consumer division was $207/RCE, consistent with prior year. The average gross margin per RCE for the Consumer customers lost during the year ended March 31, 2017 was $197/RCE, compared to $196/RCE lost on customers in fiscal 2016.

For the Commercial division, the average gross margin per RCE for the customers signed during the year ended March 31, 2017 was $84/RCE, consistent with the margin added in the prior year. Customers lost through attrition and failure to renew during the year ended March 31, 2017 were at an average gross margin of $79/RCE, an increase from $66/RCE reported in the prior year due to the customers being added at higher margins in recent periods. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the years ended March 31
(thousands of dollars)
	Fiscal 2017	Fiscal 2016	% decrease
Consumer Energy	$129,882	$130,253	-
Commercial Energy	38,551	40,077	(4)%
Total administrative expenses	$168,433	$170,330	(1)%

Administrative expenses decreased by 1% from $170.3 million to $168.4 million. The Consumer division's administrative expenses were $129.9 million for the year ended March 31, 2017, consistent with the administrative expenses recorded in fiscal 2016. The Commercial division's administrative expenses were $38.6 million for fiscal 2017, a 4% decrease from $40.1 million in fiscal 2016. The overall decrease over the prior year was primarily driven by lower employee-related expenses and lower legal provisions.

SELLING AND MARKETING EXPENSES
For the years ended March 31
(thousands of dollars)

	Fiscal 2017	Fiscal 2016	% decrease
Consumer Energy	$142,883	$163,153	(12)%
Commercial Energy	83,425	94,196	(11)%
Total selling and marketing expenses	$226,308	$257,349	(12)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives, as well as sales-related corporate costs, were $226.3 million, a decrease of 12% from $257.3 million in fiscal 2016. This decrease is largely attributable to the 28% decrease in gross customer additions in the current year driving both a decrease in up-front commission expenses as well as residual commission expenses.

19.

The selling and marketing expenses for the Consumer division were $142.9 million for the year ended March 31, 2017, a 12% decrease from $163.2 million recorded in the prior year. The selling expenses decreased due to a 13% decrease in gross customer additions during the current year.

The selling and marketing expenses for the Commercial division were $83.4 million for the year ended March 31, 2017, down 11% from $94.2 million recorded in the prior year. This decrease is a result of 40% lower gross customer additions in the year ended March 31, 2017.
The aggregation costs per customer for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2017	Fiscal 2016
Consumer	$216/RCE	$204/RCE
Commercial	$43/RCE	$38/RCE

The average aggregation cost for the Consumer division increased to $216/RCE for the year ended March 31, 2017 from $204/RCE reported for the year ended March 31, 2016. The increase in cost is a result of the higher allocations of overhead expense on a per RCE basis due to lower customer additions.
The $43 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $43 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $77 (1.8 x $43) to the year's average aggregation cost reported above. As at March 31, 2016, the average aggregation cost for commercial brokers was $38/RCE. The lower cost in the prior year is a function of broker commissions being a percentage of lower margins.
BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Delaware, Ohio, California, Michigan, Georgia and the U.K., Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2017, Just Energy was exposed to the risk of bad debt on approximately 72% of its sales, compared with 74% during the year ended March 31, 2016.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2017 was $56.0 million, a decrease of 18% from $68.5 million expensed for the year ended March 31, 2016. Management integrates its default rate for bad debt within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2017, the bad debt expense represents 2.1% of relevant revenue, down from 2.3% reported in fiscal 2016.
Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue where the Company bears credit risk. For each of Just Energy's other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy's customers for a regulated fee.

FINANCE COSTS
Total finance costs for the year ended March 31, 2017 amounted to $78.1 million, an increase of 8% from $72.5 million recorded in fiscal 2016. The increase in finance costs was largely a result of the loss of $4.4 million on the redemption of the 6.0% convertible debentures as well as the additional $2.9 million one-time interest cost associated with early redemption of the senior unsecured notes.

20.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2017, a foreign exchange unrealized gain of $0.6 million was reported in other comprehensive income, versus an unrealized loss of $7.5 million reported in fiscal 2016. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant decrease in the mark to market liability position of the Company's derivative financial instruments.

Overall, the positive impact from the translation of the U.S.-based operations was more than offset by the impact of the declining British pound following the Brexit vote. The total estimated impact of the decline in the Canadian dollar versus the foreign currencies was an unfavourable $0.9 million on Base EBITDA for the year ended March 31, 2017.
Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth, and surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the years ended March 31
(thousands of dollars)
	Fiscal 2017	Fiscal 2016
Current income tax expense	$27,123	$13,890
Deferred tax provision (recovery)	16,108	(14,208)
Provision for (recovery of) income tax	$43,231	$(318)

Just Energy recorded a current income tax expense of $27.1 million for the year ended March 31, 2017, versus $13.9 million in fiscal 2016. The increase is mainly due to the increased income coupled with the exhaustion of non-capital loss carryforward in both Canada and the U.K. For the year ended March 31, 2017, a deferred tax expense of $16.1 million was recorded as compared to a deferred tax recovery of $14.2 million in the prior year. The change is primarily driven by changes in fair value of derivative instruments.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
For the years ended March 31
(thousands of dollars)
	Fiscal 2017	Fiscal 2016
Operating activities	$150,451	$187,106
Investing activities	(58,157)	(6,408)
Financing activities, excluding dividends	(84,064)	(53,481)
Effect of foreign currency translation	(1,740)	(3,703)
Increase in cash before dividends	6,490	123,514
Dividends (cash payments)	(76,710)	(74,732)
Increase (decrease) in cash	(70,220)	48,782
Cash and cash equivalents – beginning of year	127,596	78,814
Cash and cash equivalents – end of year	$57,376	$127,596

21.

OPERATING ACTIVITIES

Cash flow from operating activities for the year ended March 31, 2017 was an inflow of $150.5 million, compared to $187.1 million in fiscal 2016. Cash flow from operations was lower in the current year as a result of a decrease in accounts receivable and accounts payable as well as higher gas in storage.

INVESTING ACTIVITIES
Investing activities for fiscal 2017 included purchases of capital and intangible assets totalling $8.3 million and $18.1 million, respectively, compared with $6.9 million and $10.1 million, respectively, in fiscal 2016. Just Energy's capital spending related primarily to information technology-related purchases for process improvement initiatives. Fiscal 2017 also includes $4.0 million of capital acquisitions for the expansion to Germany, an additional $5.4 million of investment into ecobee, as well as purchases of $26.3 million in short-term investments.
FINANCING ACTIVITIES

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. Just Energy early redeemed $319.7 million on the 6.0% convertible debentures and repaid the remaining $80 million on the senior unsecured notes. During fiscal 2017, Just Energy also issued $160 million in 6.75% convertible debentures and $133.0 million in preferred shares, and had drawn $68.3 million against the credit facility as at March 31, 2017.

Just Energy's liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the year ended March 31, 2017, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $76.8 million, compared to $74.8 million paid in the prior year. The increase is a result of the issuance of preferred shares in February 2017 and the commencement of dividend payments to preferred shareholders in March 2017.

Just Energy's annual dividend rate is $0.50 per common share paid quarterly. The dividend policy states that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month, subject to Board approval.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each March, June, September and December. The dividend payment on March 31, 2017, was US$0.3128 per preferred share.

Balance sheet as at March 31, 2017, compared to March 31, 2016

Cash and short-term investments decreased from $127.6 million as at March 31, 2016 to $83.6 million. The decrease in cash is primarily attributable to the redemption of long-term debt during fiscal 2017.

As of March 31, 2017, trade receivables and unbilled revenue amounted to $353.1 million and $218.4 million, respectively, compared to March 31, 2016, when the trade receivables and unbilled revenue amounted to $362.3 million and $227.4 million, respectively. The accounts receivable balance decreased as a result of the 7% decrease in customer base. Trade payables, which include gas and electricity commodity payables of $224.5 million, decreased from $511.3 million to $486.6 million during the year as a result of the 7% decrease in customer base.

22.

In Michigan, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $3.2 million and $5.1 million, respectively, as of March 31, 2017. These amounts decreased from $6.3 million and $7.3 million, respectively, as of March 31, 2016. The remaining deferred revenue balance relates to the U.K. operations which decreased 20% from $15.5 million to $12.5 million in fiscal 2017. As at March 31, 2017, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable for $16.4 million and $12.5 million, respectively, up from $13.6 million and $11.3 million, respectively, that was recorded in fiscal 2016. These changes represent normal seasonal fluctuations based on consumption during the winter months.
Prepaid expenses and deposits decreased from $114.7 million at March 31, 2016 to $111.3 million as of March 31, 2017. The majority of the decrease is a result of the decrease in posted supplier collateral that was either returned subsequent to a successful auction or converted into a letter of credit under the credit facility.
Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders' equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.
Long-term debt has decreased from $660.5 million as at March 31, 2016 to $498.1 million as at March 31, 2017. This decrease is a result of the early redemption of the 6.0% convertible debentures with a book value of $311.0 million as at March 31, 2016 and the repayment of the remaining $80 million on the senior unsecured notes, offset by the issuance of the 6.75% convertible debentures with a book value of $145.6 million and a withdrawal of $68.3 million on the credit facility. The book value of net debt was 1.8x for the Base EBITDA, lower than the 2.6x reported for March 31, 2016.

Debt and financing for operations
(thousands of dollars)
	March 31, 2017	March 31, 2016

Just Energy credit facility	$68,258	$-
6.75% convertible debentures	145,579	-
6.0% convertible debentures	-	311,028
5.75% convertible debentures	96,022	93,637
6.5% convertible bonds	190,486	182,564
Senior unsecured note	-	80,000

The various debt instruments are described as follows:

• A $342.5 million credit facility expiring on September 1, 2018, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K. operations. Credit facility withdrawals amounted to $68.3 million as of March 31, 2017, compared with no withdrawals as of March 31, 2016. In addition, total letters of credit outstanding as at March 31, 2017 amounted to $109.2 million (March 31, 2016 - $130.0 million).

• A 6.75% senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

23.

• A 6.0% convertible unsecured subordinated debenture in place until June 30, 2017 with interest payable semi-annually in arrears on June 30 and December 31, at a rate of 6.0% per annum. On November 7, 2016, Just Energy early redeemed $225 million in principal. The remaining $94.7 million of principal was redeemed on February 21, 2017.

• A 5.75% convertible extendible unsecured subordinated debenture maturing on September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum.

• A 9.75% senior unsecured note that was maturing in June 2018, for which the final balance was repaid on October 6, 2016.

Just Energy is required to meet a number of financial covenants under the various debt agreements. As at March 31, 2017, all of the covenants have been met. See Note 17 of the consolidated financial statements for the year ended March 31, 2017 for further details regarding the nature of each debt agreement.

Acquisition of db swdirekt GmbH and db swpro GmbH
On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of db swdirekt GmbH ("SWDirekt"), a retail energy company, and 50% of the issued and outstanding shares of db swpro GmbH ("SWPro"), a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders which will be recorded as remuneration expense in the future subject to the financial performance of the acquired businesses. At this time, it is not practicable to estimate the amount of variable compensation payable in the future.
The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 15 of the consolidated financial statements for the year ended March 31, 2017.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$486,632	$-	$-	$-	$486,632
Long-term debt (contractual cash flow)	-	367,743	160,000	-	527,743
Interest payments	26,300	37,475	21,600	-	85,375
Premises and equipment leasing	2,730	11,686	8,228	15,342	37,986
Gas, electricity and non-commodity contracts	1,982,896	1,189,745	188,282	36,769	3,397,692

	$2,498,558	$1,606,649	$378,110	$52,111	$4,535,428

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

24.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $109.2 million (March 31, 2016 - $130.0 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2017 were $55.9 million (March 31, 2016 - $52.9 million).
Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.
The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.
RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy's best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.
Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.
Increases in volumes delivered to the utilities' customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

25.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2017. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2017, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangible assets with indefinite lives does not exist.
The recoverable amount of each of the cash-generating units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first year have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:
•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.
Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.
New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.
Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. A 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.
Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital ("WACC"). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy's investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 8.6%. A 5% increase in the WACC would not have an impact on the results of the impairment test.
In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy's ability to market its products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.
The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

26.

Deferred income tax assets of $23.0 million and $41.0 million have been recorded on the consolidated statements of financial position as at March 31, 2017 and March 31, 2016, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods.
As at March 31, 2017, no deferred tax assets were recognized in the U.S. However a benefit of $136.8 million relating to losses and deductible temporary differences was utilized in the year ended March 31, 2017.
Deferred income tax liabilities of $1.7 million and $1.4 million have been recorded on the consolidated statements of financial position as at March 31, 2017 and March 31, 2016, respectively. These liabilities are primarily due to mark to market losses on the derivative financial instruments and unrealized foreign exchange losses which, when realized, will be recognized for tax purposes.
SUBSIDIARIES
Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures, SWDirekt and SWPro and, therefore, has treated the portion that is not owned by Just Energy as a non-controlling interest.
USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from operations for the year ended March 31, 2017 recorded in the consolidated statements of cash flows was $25.5 million, compared with $42.7 million for the year ended March 31, 2016.
FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.
Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The Eurobond conversion feature is valued using an option pricing model.
Just Energy's objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy's policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy's price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy's policy is not to use derivative instruments for speculative purposes.

27.

Just Energy's U.S., U.K. and German operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.
The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. All the mark to market changes on Just Energy's derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy's earnings.
The Company's financial instruments are valued based on the following fair value ("FV") hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 14 of the consolidated financial statements for the year ended March 31, 2017. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares
As at May 17, 2017, there were 147,013,538 common shares and 4,098,388 preferred shares of Just Energy outstanding.
In February 2017, Just Energy closed its underwritten public offering of 4,040,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares at a price of US$25.00 per preferred share, for gross proceeds of US$101 million.
In May 2017, Just Energy announced it has entered into an at-the-market issuance ("ATM offering") sales agreement pursuant to which Just Energy may, at its discretion and from time-to-time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at May 17, 2017, Just Energy has issued an additional 58,388 preferred shares for aggregate total gross proceeds of $2.1 million under the ATM offering.
Normal course issuer bid
Just Energy has the ability to make a normal course issuer bid ("NCIB") to purchase for cancellation a portion of the outstanding 5.75% convertible debentures as well as the Just Energy common shares up to March 16, 2018. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2017 up to daily and total limits. Prior to their full redemption in fiscal 2017, Just Energy had the ability to purchase portions of the 6.0% convertible debentures under the NCIB program. For the year ended March 31, 2017, Just Energy had purchased $1.8 million of the 6.0% convertible debentures and $6.5 million of common shares through the NCIB program, compared to $7.0 million and $nil, respectively, purchased in the prior fiscal year.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy's available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company's current priority is the repurchase of debentures at attractive prices.

28.

Accounting standards issued but not yet applied

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

Standard	Change summary	Effective for fiscal years commencing after:
Amendments to IAS 7, Statement of Cash Flows ("IAS 7")	IAS 7 was issued to introduce additional disclosure that will allow users to understand changes in liabilities arising from financing activities.	January 1, 2017
Amendments to IAS 12, Income Tax ("IAS 12")	IAS 12 was issued to address the accounting requirements for current or deferred tax assets or liabilities related to debt instruments measured at fair value.	January 1, 2017
IFRS 9, Financial Instruments ("IFRS 9")	IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.	January 1, 2018
IFRS 15, Revenue from Contracts with Customers ("IFRS 15")	IFRS 15 establishes a five-step model to recognize revenue earned from contracts with a customer, regardless of the type of revenue transaction or industry.	January 1, 2018
Amendments to IFRS 2, Share-based Payments ("IFRS 2")	IFRS 2 clarifies how to account for certain types of share-based payment transactions.	January 1, 2018
IFRS 16, Leases ("IFRS 16")	IFRS 16 brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases.	January 1, 2019

For more information on the new accounting pronouncements not yet applied, as well as the Company's analysis of perceived accounting impacts, reference Note 6 of the consolidated financial statements for the year ended March 31, 2017.

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.
MARKET RISK
Market risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.

29.

Commodity price risk
Just Energy's cost to serve its retail energy customers is exposed to fluctuations in commodity prices. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market. Such losses could have a material adverse impact on Just Energy's operating results, cash flow and liquidity.
A key risk to Just Energy's business model is a sudden and significant drop in the commodity market price resulting in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have significant impact on Just Energy's business.
Commodity volume balancing risk
Depending on several factors including weather, Just Energy's customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing the customer volume requirements. Although Just Energy manages the volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative transactions to mitigate weather risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy's risk management activities could have a material adverse impact on Just Energy's operating results, cash flow and liquidity.
Interest rate risk
Just Energy is exposed to interest rate risk associated with its credit facility. Current exposure to interest rate risk associated with its credit facility does not economically warrant the use of derivative instruments.
Foreign exchange rate risk
Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated common share dividends. In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy's earnings and cash flow.  In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar or U.K. pound could materially reduce reported earnings and cash flow.
LIQUIDITY RISK
Just Energy is at risk of not being able to settle its future debt obligations including convertible debentures and commercial notes. Increase in liquidity risk may put Just Energy's cash dividend at risk or require Just Energy to raise additional funds. Liquidity risk may cause Just Energy to close down, sell or otherwise dispose of all or part of the business of Just Energy's subsidiaries.
Credit agreement and other debt
Just Energy maintains a credit facility of up to $342.5 million for working capital purposes, pursuant to a credit agreement with various lenders (the "Credit Agreement"). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related security agreement, which provide for a joint security interest over all customer contracts in North America. There are various covenants pursuant to the Credit Agreement that govern activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy's ability to finance its future operations and capital needs and to pursue available business opportunities. Should Just Energy or its subsidiary default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy's liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy. In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy's liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances.

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Just Energy has significant levels of other debt, including convertible debentures, which could further limit Just Energy's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy's liquidity position.
Working capital requirements (availability of credit)
In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy's available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and Electricity System Operators. Any changes in payment terms managed by LDCs, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy.
Earnings seasonality and volatility
Just Energy's business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk.
Cash dividends are not guaranteed
The ability to pay dividends on common and preferred shares and the actual amount of dividends on common shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy and the availability of cash liquidity from ongoing business operations.
Share ownership dilution
Just Energy may issue an unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders' interests.
SUPPLY COUNTERPARTY RISK
Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations.
Credit risk
Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related customer margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties.

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Supply delivery risk
Just Energy's business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy's supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, results of operations and cash flows of Just Energy. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement and purchasing from multiple suppliers.
LEGAL AND REGULATORY RISK
Legal and regulatory risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy's business model, costs or operations, as well as being a risk of potential litigation against Just Energy resulting in impact to Just Energy's cash flow.
Regulatory environment
Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.
Changes to consumer protection legislation may impact Just Energy's business model and may include additional measures that require additional administration together with potential impacts to contracting, renewal and retention rates.
Just Energy is exposed to changes in energy market regulations that may put onus on Just Energy to adhere to stricter renewable energy compliance standards, procure additional volume of capacity and transmission units and pay regulated tariff and charges for transmission and distribution of energy, which may change from time to time. In certain cases, Just Energy may not be able to pass through the additional costs from changes in energy market regulations to its customers that may impact Just Energy's business, financial condition and cash flows.
Just Energy's business model involves entering into derivative financial instruments to manage commodity price and supply risk. Financial reforms in the U.S., Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy's compliance with certain new regulatory requirements as well as increased costs of doing business with Just Energy's counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy's business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years. Nevertheless, the decision to withdraw has created significant uncertainty about the future relationship between the U.K. and the European Union, including determining which European Union-derived laws to replace or replicate in the event of the U.K.'s withdrawal. The referendum has also given rise to further consideration for withdrawal from other European Union member states. These developments, or the perception that they can occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, which may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity, restrict our access to capital or disrupt the operations and growth strategies of our subsidiaries in the region, which could have a material adverse effect on our business, financial condition and results of operations.

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Litigation
In addition to the litigation referenced herein (see "Legal proceedings" on page 38) and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy's daily business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy's business or results of operations and the ability to favourably resolve other lawsuits.
In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy's position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial.
RETAIL RISK
Retail customer risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry.
Consumer contract attrition and renewal rates
Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse impact on Just Energy's business, financial condition, operating results, cash flow, liquidity and prospects.
Customer credit risk
Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy. If a significant number of direct bill customers were to default on their payments, it could have a material adverse effect on the results of operations, cash flow and liquidity of Just Energy.
For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy's customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future, which would mean that Just Energy would have to accept additional customer credit risk.
Competition
A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy's growth and retention.
Sales channel risk
Just Energy's residential customers are generally acquired through the use of online advertising, telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers. Just Energy's ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. Further, if our services are not attractive to, or do not generate sufficient revenue for our Independent Brokers, we may lose these existing relationships, which would have a material adverse effect on our business, revenues, results of operations and financial condition.

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Retailer and product acceptance risk
Just Energy's profitability and growth depends upon the customer's broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail energy products. The acceptance of Just Energy's products may be adversely affected by Just Energy's ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavourable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy's acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy's business, financial condition and results of operations.
BUSINESS OPERATIONS RISKS
Business operations risk is a potential loss occurring from an unplanned interruption or cyber-attack, manual or system errors, or business earnings risk unique to the retail energy sales industry.
Cyber risk
Just Energy's business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers' licenses, and Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a significant adverse impact to the business, reputation and customer relations should the private information be compromised due to a cyber-attack on Just Energy's information technology systems.
Just Energy's vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy's business operations, finances and cash.
Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data.  Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance.  Just Energy's failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our customers.  There can be no assurance that the limitations of liability in Just Energy's contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have an adverse effect on our business, financial condition and results of operations.
Information technology systems
Just Energy relies on Information Technology ("IT") systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. Failure of these systems could have a material adverse effect on Just Energy's business and financial prospects or cause it to fail to meet its reporting obligations, which could result in a suspension or delisting of its common shares.
Model risk
The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy's business, financial condition, results of operations, cash flow and liquidity.

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Accounting estimates risks
Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy's assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy's auditors or regulators subsequently interpret Just Energy's application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements.
Risks from adoption of new accounting standards or interpretations
Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy's operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and continually changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy's accounting policies on its financial statements going forward.
Risks from deficiencies in internal control over financial reporting
Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in Just Energy's financial statements being inaccurate and in future adjustments or restatements of Just Energy's historical financial statements, which could adversely affect the business, financial condition and results of operations of Just Energy.
Outsourcing and third party service agreements
Just Energy has outsourcing arrangements to support its call centre's requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operational support for its operations in the United Kingdom. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention and aggregation and cash flows.
In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive.
Disruption to infrastructure
Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, cyber-attack or otherwise could result in counterparties' default and, thereafter, Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.
Additionally, any disruptions to Just Energy's operations or sales office may also have a significant impact on business and financial prospects. Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss.

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OTHER RISKS
Share price volatility risk
The common and preferred shares currently trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The trading price of the shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy's operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy's operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, may have a significant impact on the market price of the common shares or preferred shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. The preferred shares may be adversely affected by changes in market interest rates. These market fluctuations may materially and adversely affect the market price of the common and preferred shares, which may make it more difficult for shareholders to sell their shares.
Management retention risk
Just Energy's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth.
Risks related to the preferred shares
Dividends paid on the preferred shares to a U.S. holder (or other non-resident holder) may be subject to Canadian withholding tax
Since Just Energy is incorporated in Canada, dividends on preferred shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the non-resident holder is resident. For example, where a non-resident holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.
The preferred share represent perpetual equity interests in the Company
The preferred shares represent perpetual equity interests in Just Energy and, unlike Just Energy's indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time. In addition, the preferred shares will rank junior in right of payment to all Just Energy's existing and future indebtedness (including indebtedness outstanding under the credit facility, the 5.75% convertible debentures, the 6.5% convertible bonds and the 6.75% convertible debentures) and other liabilities, and any other senior securities the Company may issue in the future with respect to assets available to satisfy claims against Just Energy.
The preferred shares have not been rated
The Company has not sought to obtain a rating for the preferred shares, and the preferred shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the preferred shares or that the Company may elect to obtain a rating of the preferred shares in the future. In addition, the Company may elect to issue other securities for which Just Energy may seek to obtain a rating. If any ratings are assigned to the preferred shares in the future or if Just Energy issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the preferred shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the preferred shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the preferred shares may not reflect all risks related to the Company or the Company's business, or the structure or market value of the preferred shares.

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The preferred shares are subordinated to our existing and future indebtedness, and a purchaser's interests could be diluted by the issuance of additional equity interests in the Company, including additional preferred shares, and by other transactions
The preferred shares are subordinated to all of Just Energy's existing and future indebtedness (including indebtedness outstanding under the credit facility, the 5.75% convertible debentures, the 6.5% convertible bonds and the 6.75% convertible debentures). Therefore, if Just Energy becomes bankrupt, liquidate our assets, reorganize or enter into certain other transactions, the Company's assets will be available to pay its obligations with respect to the preferred shares only after the Company has paid all of its existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the preferred shares then outstanding.
In addition, a significant amount of Just Energy's business is conducted through its subsidiaries. None of Just Energy's subsidiaries have guaranteed or otherwise become obligated with respect to the preferred shares and, as a result, the preferred shares will be structurally subordinated to all liabilities and other obligations of the Company's subsidiaries. Accordingly, Just Energy's right to receive assets from any of its subsidiaries upon its bankruptcy, liquidation or reorganization, and the right of holders of preferred shares to participate in those assets, is structurally subordinated to claims of that subsidiary's creditors, including trade creditors. Even if the Company were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by the Company.
Investors should not expect Just Energy to redeem the preferred shares on the date the preferred shares become redeemable by the Company or on any particular day afterwards
The preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. The preferred shares may be redeemed by Just Energy at its option at any time on or after March 31, 2022, in whole or in part, out of funds legally available for such redemption, at a redemption price of US$25.00 per preferred share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision the Company may make at any time to redeem the preferred shares will depend upon, among other things, Just Energy's evaluation of its cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing its indebtedness.
The Change of Control Conversion Right may make it more difficult for a party to acquire Just Energy or discourage a party from acquiring Just Energy
The Change of Control Conversion Right may have the effect of discouraging a third party from making an acquisition proposal to Just Energy or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common shares and preferred shares with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.
Just Energy could be prevented from paying cash dividends on the Series A preferred shares
Holders of preferred shares do not have a right to dividends on such shares unless declared or set aside for payment by the Company's board of directors. No dividends on preferred shares shall be authorized by Just Energy's board of directors or paid, declared or set aside for payment by the Company at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the Canadian Business Corporations Act or any other applicable law, or when the terms and provisions of any limiting documents, including the credit facility, prohibiting the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of the such documents.

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Legal proceedings

Just Energy's subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as "Just Energy") in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act ("FLSA") on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs' request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury refused to find a wilful violation by Just Energy but reached a verdict that supports the plaintiffs' class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Just Energy disagrees with the result of the October 2014 trial and is of the opinion that it is not supported by existing law and precedent. On January 9, 2015, the Court struck the plaintiffs' damage expert report. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding. Just Energy made a request for an early appeal of the liability phase decision (before the damage phase was completed), referred to as an interlocutory appeal. The trial judge granted Just Energy's request. But in November 2015, the United States Court of Appeals for the Sixth Circuit refused the early appeal, indicating the issues did not warrant early review. Just Energy's appeal opportunities remain open after conclusion of the damages phase, which still remains unscheduled by the Court. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. ("JEMC"), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as "Just Energy") in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins' request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. On March 22, 2016, Just Energy's summary judgment motion to dismiss Wilkins' claims was denied. On June 16, 2016, the Court granted Just Energy's motion for reconsideration which objected to Wilkins' class definition and revised the definition to exclude sales representatives who sold for Commerce. Wilkins decided not to seek leave to file an interlocutory appeal of the Court's June 16 order. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.
In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as "Just Energy") in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court granted Flood's request to certify the lawsuit as a class action for the FLSA claims to include a class made up of New York sales representatives who sold for Just Energy New York. 167 individuals opted in to the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws, and Just Energy filed responsive papers. On January 20, 2017, the Court granted Just Energy's motion for summary judgment dismissing Flood's claims and denied the motion to certify the class action. Opt-in plaintiffs did not file any statements by the Court's February 3, 2017 deadline demonstrating that their claims are not similarly situated from Flood's claims, and therefore, their claims are dismissed. On February 16, 2017, Flood and opt-in plaintiffs filed an appeal of the dismissal of the Federal District Court's order to the Court of Appeals for the Second Circuit. The appeal remains pending. Just Energy strongly believes it complied with the law and will vigorously contest the appeal of the dismissal.

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In May 2015, Kia Kordestani, a former door-to-door independent contractor ("IC") sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as "Just Energy") in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy's request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. In August 2015, Omarali filed a motion to certify a proposed class action of door-to-door sales representatives, and the Court set a hearing for June 21, 2016. The Court issued its certification decision on July 27, 2016, which granted Omarali's request for certification with certain changes. Importantly, the Court refused to certify Omarali's request for damages on an aggregate basis, finding that any alleged class member damages "cannot be determined without proof by individual class members", and the Court left any further resolution on this issue to the common issues trial judge. The Court also refused to certify Omarali's request for the option of punitive damages against Just Energy and found that there was no evidence that Just Energy's conduct justified a punitive damages question, largely because the evidence presented showed that over the years Just Energy was "reassured that their sales agents were indeed ICs, not employees" by "various administrative agencies including the Canada Revenue Agency, the Workplace Safety and Insurance Board, and at least on one occasion before an employment officer of the Employment Standards Act". At Just Energy's request, the Court also certified a common issue on limitations which presents the question of whether claims for services provided before May 2013 are barred by the two-year limitations period set by statute. On September 16, 2016, Just Energy filed a motion for leave to appeal the class certification, which the Court denied on November 17, 2016. Per the court order, notice of the lawsuit was issued to class members in late February 2017. The parties will work with the Court to set examination and procedural deadlines. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.
Controls and procedures
An evaluation was performed under the supervision and with the participation of the Company's management, including the Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2017. Based on that evaluation, the Company's management, including the Co-Chief Executive Officers and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of March 31, 2017.
REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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The Company's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at March 31, 2017, the Company's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Company's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the consolidated financial statements of the Company as of and for the year ended March 31, 2017. Their Report of Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the consolidated financial statements, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of March 31, 2017.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year ended March 31, 2017, there have been no changes in the Company's policies and procedures and other processes that comprise its internal control over financial reporting, that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
Corporate governance
Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy's compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy's Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.
Outlook
Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. The Company has recently completed a phase of internal transformation centred on repairing its balance sheet and overall debt structure, as well as improving the profitability profile of its customer base.
Just Energy's growth plans centre on customer growth, geographic expansion, channel growth and enhancements, strategic acquisitions, and new products and structures.
Customer Growth – The Company's customer growth commitment centres on embracing and understanding the customer. We monitor our net promoter score regularly and seek appropriate measures to advance our score continuously while also preserving the improved profitability of our existing and newly added customers. We believe our customer growth strategy will result in improved attrition and renewal rates and ultimately generate net customer additions for Just Energy moving forward.
Geographic Expansion – The Company's near-term geographic expansion plan is centred on Europe, where the Company recently expanded into Germany and expects to expand into at least one additional new European market in the near term. The Company remains committed to evaluating further potential expansion in continental Europe, Japan, Mexico, and beyond over the longer term.
Channel Growth and Enhancements – The Company has a robust pipeline of opportunities to expand existing and add new sales channels.  These opportunities exist in retail, affinity marketing, authorized agent, telemarketing, and much more.
Strategic Acquisitions – While the Company will remain disciplined in adhering to maintaining a capital-light model, we will from time to time evaluate and pursue strategic acquisitions that meet our strict acquisition criteria.

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New Products and Structures – Just Energy will continue to enhance its portfolio of energy management solutions. Superior value propositions such as Just Energy's flat-bill and conservation bundles, commercial energy storage, Just Energy Perks customer loyalty program, unlimited plans, and smart sprinkler partnership with Skydrop, are generating great interest and are expected to contribute toward customer and Base EBITDA growth.
FISCAL 2018 OUTLOOK
Management believes that the Company will deliver fiscal 2018 Base EBITDA in the range of $210 million to $220 million. These expectations reflect continued solid performance in the base business, partially offset by significant investments to seed Just Energy's international operations, to further invest in product and geographic growth initiatives, and to pay up-front commissions related to customer growth in fiscal 2018.
While the opex investments in growth will present a challenge to fiscal 2018, management expects to still return to growth in Base EBITDA for fiscal 2019 and beyond, returning to the double-digit percentage growth as delivered in the past. This expectation is in line with Just Energy's previous performance under the current leadership team (fiscal 2015-2017) when the Company delivered a Base EBITDA CAGR of 10.2% or 14.8% prior to the deduction related to Commercial customer acquisition costs.
The Company's balance sheet improvement initiatives have resulted in a significantly improved debt ratio and management remains committed to maintaining this level.
The repositioned business model has improved the Company's ability to drive profitability and cash generation, thus providing management with the confidence and freedom to commit to future dividend distributions at the current $0.50 per common share level and to maintain the preferred shares dividend.
Just Energy strives to deliver outstanding financial results, and has made significant progress towards achieving its objective of becoming a premier, world-class provider of energy management solutions. Management is encouraged by the stronger profitability in the business and remains confident Just Energy is delivering the appropriate dividend strategy, one that is supported by our continued ability to generate strong cash flow consistently. Management foresees continued, sustainable growth that will be driven by an expanded geographical footprint, continued product innovation, and new energy management solutions that align with customer demands.

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